[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 10, 2018
Lisa Larkin
Kathy Churko
Division of Investment Management
Securities and Exchange Commission
Washington, D.C., 20549
Re: Apollo Investment Corporation (File No. 333-223567)
Dear Mses. Larkin and Churko:
Apollo Investment Corporation (the “Company”) has authorized us to make the following responses to the oral comments received from Ms. Larkin on April 9, 2018 and Ms. Churko on April 18, 2018 to the Company’s Registration Statement on Form N-2 (File No. 333-223567) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2018. The Commission staff’s (the “Staff”) comments are set forth below in bold and are followed by the Company’s response.
Disclosure Comments
1.    Throughout the Registration Statement, as applicable, please change the term “interest type information” to “interest rate type information”.
The Company has changed the term “interest type information” to “interest rate type information”. Please see pages 2, 46, 62, S-5 and S-15 of the Registration Statement.
2.    If the Company sells (writes) credit default swaps, please confirm supplementally that the Company segregates the full notional amount to cover the obligations of the credit default swap.
If, and when, the Company enters into a credit default swap, the Company confirms that it will segregate the full notional amount to cover the obligations of such credit default swap.
3.    Please define “Senior Secured Loans” or otherwise remove the capitalized letters in the term.
The Company has removed the CLO risk disclosure, originally on page 26, as it has been deemed no longer relevant to the Company’s investment portfolio.

Lisa Larkin
Kathy Churko
October 10, 2018

4.    Please confirm supplementally that all costs related to the unused portion of the Company's credit facility are disclosed and captured in the costs of leverage in the fees and expenses table.
The Company confirms that all costs related to the unused portion of the Company's credit facility are disclosed and captured in the costs of leverage in the fees and expenses table.
5.    Please confirm that the Company will include the disclosure required by Item 7.1 of Form N-2 in a prospectus supplement when it conducts an offering under the Registration Statement.
The Company confirms that it will include the disclosure required by Item 7.1 of Form N-2 in a prospectus supplement when it conducts an offering under the Registration Statement.
6.    On page 95, footnote 3, please supplementally describe each of the “governing documents that precludes [the Company] from controlling management of the portfolio companies.”
As of March 31, 2018, the Company held a 100% equity stake in an investment in Golden Bear Warehouse LLC, a structured product warehouse comprised of PACE bonds. All of the Company’s structured product investments have been organized to preclude itself from having control of the portfolio companies. Therefore, we classify all structured product investments with over 5% ownership as “affiliated,” as that term is defined by the 1940 Act.
As of March 31, 2018, the Company had an investment in Solarplicity Group (Solarplicity). While the Company maintained a 28% equity stake in Solarplicity through its Class A & B holdings in the company, the equity investment was written off as it was deemed worthless. Additionally, Solarplicity has a five-member Board of Directors in which the Company previously held one seat, but now does not hold any seats. Accordingly, Solarplicity is not controlled by the Company as it does not hold more than 25% of the voting power and has no power to the direction of the policies and management of Solarplicity.
As of March 31, 2018, the Company no longer held positions in the following (former) portfolio companies: Generation Brands Holdings, Inc., Ivy Hill Middle Market Credit Fund IX, Ltd., Ivy Hill Middle Market Credit Fund X, Ltd. and LVI Group Investments, LLC.
7.    Please explain and represent that the Company reasonably believes that its assets will provide adequate cover to allow the Company to satisfy all of its unfunded commitments.

Lisa Larkin
Kathy Churko
October 10, 2018

The Company understands that this comment supersedes prior comments received from the Staff on the status of its unfunded commitments. The Company reasonably believes that its assets will provide adequate cover to allow the Company to satisfy all of its unfunded commitments. The bases for the Company’s belief are primarily that (i) historically it has rarely utilized more than 50% of its revolving credit line, which on average over the previous eight (8) quarters permitted additional borrowings of up to $870,118,718 whereas its average unfunded commitments over such time was $223,273,354 and over the previous four (4) quarters was $242,246,036; (ii) the Company receives repayments, prepayments and sales proceeds on its portfolio investments that have ranged from $195,321,956 to $357,433,099 over the past eight quarters and have averaged $281,706,596 per quarter over that period; (iii) while the Company does not hold a large amount of highly liquid assets at any one time, it generally holds a substantial amount of large syndicated loans (for example, $334,692,418 as of 3/31/2018), which are liquid and can be sold promptly, and (iv) in addition, a majority of its portfolio assets are of a nature that are salable over a relatively short period to generate cash.
8.    Please revise the signature page to include the signature of Barbara Matas.
The Company has revised the signature page to include the signature of Barbara Matas.
Accounting Comments
9.    On page 2 of the base prospectus, the Company disclosed that it has modified the methodology of calculating interest rate type information. Please supplementally provide an explanation as to how it was modified.
The Company uses its entire corporate debt portfolio, excluding aviation, oil and gas, structured credit, renewables, shipping, commodities and investments on non-accrual status, to calculate the composition percentages of each interest rate type. Previously, the Company used the entire corporate debt portfolio without any exclusions.
10.    Please confirm that the management fees and incentive fees in the Fees and Expense table is calculated gross of any fee waivers.
The Company confirms that the management fee and incentive fee in the Fees and Expense table is calculated gross of any fee waivers.
11.    In the example to the Fees and Expense table, there is a typo. Please revise accordingly.
The Company has revised the example to delete the inadvertent typo.
12.    For the fiscal year 2017, there was a return of capital. Please confirm compliance with Section 19(a) of the Investment Company Act of 1940. Please describe how

Lisa Larkin
Kathy Churko
October 10, 2018

shareholders are notified of the character of distributions, including whether the website is updated to reflect the character of the distributions.
The distributions paid by the Company did not require notices under Section 19(a) as they were paid entirely out of net investment income, without regard to realized gains or losses. The return of capital disclosed in the statement of changes in net assets is further discussed in note 10 to the financial statements and is reflective of a tax basis return of capital and not a return of capital for purposes of Section 19(a). As noted in note 10, tax information for the fiscal year ended March 31, 2017 is an estimate and will not be finally determined until the Company files its 2017 tax return in December 2017. Shareholders are notified of the tax character of their distribution on Form 1099 in January of each year. Further, the Company updates its website for the characteristics of its distributions. Please note that the Company’s fiscal year ends on March 31st, as opposed to its tax year, which ends on December 31st.
13.    Please confirm that the Company does not have the power to exercise a controlling influence over Golden Bear Warehouse, LLC.
The Company confirms that it does not have the power to exercise a controlling influence over Golden Bear Warehouse, LLC.
14.    Please confirm that the Company does not have the power to exercise a controlling influence over Solarplicity Group Limited.
The Company confirms that it does not have the power to exercise a controlling influence over Solarplicity Group Limited.
15.    How does the Company account for interest accrual on reversal of incentive fees that are attributable to interest or dividend income on PIK securities?
The Company reverses out the accrued interest related to deferred incentive payable reversed out during the period.
16.    In future financial statement filings, please disclose the incentive fees earned by AIM on deferred interest securities.
The Company has disclosed, and will continue to disclose in future financial statement filings, the incentive fees earned by AIM on deferred interest securities.

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Lisa Larkin
Kathy Churko
October 10, 2018

If you have additional questions, please call Michael Hoffman at 212-735-3406 or Steven Grigoriou at 416-777-4727.

Very truly yours,
/s/ Steven Grigoriou
Steven Grigoriou